Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LitonRx, Inc.
2080 N Dobson Road # 3
Chandler, AZ 85226
www.litonrx.com

Up to $1,235,000.00 in Class A Non-Voting Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: LitonRx, Inc.
Address: 2080 N Dobson Road # 3, Chandler, AZ 85226
State of Incorporation: DE
Date Incorporated: July 08, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Class A Non-Voting Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Class A Non-Voting Common Stock
Type of Security Offered: Class A Non-Voting Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $500 within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest $500 within the first 6 days and receive 10% bonus shares.

Early Bird Bonus

Invest $500 within the first 9 days and receive 5% bonus shares.

Amount-Based:

$5,000+ | Tier 1

Invest $5,000+ and receive access to a private Facebook Group + 1% Bonus Shares.

$10,000+ | Tier 2

Invest $10,000+ and receive access to a private Facebook Group + 2% Bonus Shares.

$25,000+ | Tier 3

Invest $25,000+ and receive access to a private Facebook Group + 5% Bonus Shares.

$50,000+ | Tier 4

Invest $50,000+ and receive access to a private Facebook Group + 10% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Liton Rx will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

LitonRX or the "Company" is a C Corporation organized under the laws of the state of Delaware that fulfills pharmacy needs through a digital platform. The Company's business model comprises 4 pharmacies focused on delivering medication fulfillment for patients with a valid prescription. Our services are sold across Arizona as a direct-to-consumer business online. The Company solves the need for pricing transparency, lowers overall pharmacy cost and delivers on convenience.

The Company's Intellectual Property ("IP"): The Company wholly owns LitonMD as a service. LitonMD is a telemedicine platform that offers a subscription-based method of care at the convenience of their fingertip.

Liton RX was initially organized as Liton RX LLC, an Arizona limited liability company on 5/25/2018 and converted to a Delaware C-corp on 7/7/2022

Competitors and Industry

INDUSTRY

We are targeting the 20-55 year old market who is the optimal demographic to utilize LitonMD and LitonRX. In 2020, Pharmacy spend will have nearly doubled and specialty will represent half of all drug spend. The market is estimated to grow from $336 billion in 2018 to a predicted $475 billion to $505 billion by 20232 across developed markets. Some estimates even see Pharmacy spend upwards of $685B3.

https://academic.oup.com/ajhp/article/79/2/23/6448712

Taming the Trend: Managing Costs of Specialty Pharmaceuticals for Insurers (pharmacytimes.com)

U.S. Pharmaceuticals Industry Analysis and Trends 2023 (globenewswire.com)

COMPETITORS

The Company has several major competitors in the digital pharmacy market. Some of the top competitors in our industry include: NowRx, Alto, Capsule and Medly. Competitors named are currently valued between $60M and $600M].

Despite the present competitive landscape, the Company stands out in the digital pharmacy industry because we combine the 3 different niches provided by our competitors in one simple package. We focused our business model based on the 3 C's, Care where we have a pharmacist available for our patient needs, not a robot at the other end, Convenience being a digital solution and Cost, based on a transparent pricing model that drives down cost for our patients.

Current Stage and Roadmap

Current Stage

LitonRx is currently in revenue status and has been operating a pharmacy in Arizona since April of 2021.

The Company's LitonMD services are currently on the market and was launched on October 1, 2021

Currently, we have been operating for the last year and have the license or ability to mail 5 states.

Future roadmap

We are anticipating licensure in all 50 states by the end of Q2 of 2023 with most states licensed by the end of Calendar 2022. Our roadmap will focus on increasing marketshare and developing our technology to be a fully digital solution for patients end to end.

The Team

Officers and Directors

Name: Kishlay Anand

Kishlay Anand's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & President
  Dates of Service: May 25, 2018 - Present
  Responsibilities: Overseeing strategy and growth of the organization. Oversees operation and C-Suite development. Kishlay does not take a salary at this time, but is compensated with equity in the company. Currently, Mr Anand spent approximately 80% of his time focusing on the company.

Other business experience in the past three years:

- **Employer:** AkosMD
  Title: Chairman of the Board
  Dates of Service: January 01, 2016 - Present
  Responsibilities: AKOS, www.AkosMD.com, is an innovative value based integrated care delivery platform with significant ROI for Employers with decreased medical costs, early return to work, lower premiums and timely care for their employees. Kishlay is the Chief Executive Officer.

Other business experience in the past three years:

- **Employer:** Daan Capital Holdings
  Title: Managing Director
  Dates of Service: March 01, 2022 - Present
  Responsibilities: MD of Holdings Company.

Other business experience in the past three years:

- **Employer:** Peak Heart & Vascular
  Title: Managing Partner
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Managing partner of heart & vascular business.

Other business experience in the past three years:

- **Employer:** Apricus Health
  Title: Founder
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Apricus Health helps to empower and transition our physician partners into a value-based environment that helps to improve our members health and experience.

Other business experience in the past three years:

- **Employer:** Abiacare LLC
  Title: Founder & President
  Dates of Service: January 01, 2012 - September 01, 2022
  Responsibilities: Abiacare is a health information technology company which runs analytics on real-time data for early prediction of worsening clinical status with goal of early intervention to change disease course and prevent hospitalizations for chronic diseases.

Other business experience in the past three years:

- **Employer:** Cardiovascular Consultants
  Title: Cardiac Electophysiologist
  Dates of Service: January 01, 2012 - May 01, 2020
  Responsibilities: Working as a cardiac consultant.

Name: Pankaj Jain

Pankaj Jain's current primary role is with Banner Health. Pankaj Jain currently services 10-12 hours a week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Treasurer, Director, Advisor
  Dates of Service: May 18, 2018 - Present
  Responsibilities: Overseeing financial operations and P+L of the organization. Pankaj does not take a salary at this time, but is compensated with equity

Other business experience in the past three years:

- **Employer:** Rovicare, Inc
  Title: Co-Founder and Advisor
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Advise on product built, customer acquisition and fund raising

Other business experience in the past three years:

- **Employer:** Banner Health
  Title: Pediatric Cardiologist
  Dates of Service: July 01, 2014 - Present
  Responsibilities: Doing clinical medicine by seeing children upto 18 year of age with noncongenital and congenital heart disease.

Name: Ravi Juvvala

Ravi Juvvala's current primary role is with IBM. Ravi Juvvala currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: March 01, 2022 - Present
  Responsibilities: Managing the technology development of both app and website for LitonRX and LitonMD. Ravi is not taking a salary at this time, but is compensated with equity. Ravi currently works part-time in this role.

Other business experience in the past three years:

- **Employer:** IBM
  Title: Senior Managing Consultant
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Managing a portfolio of core clients to deliver rapid business values and transform new Market opportunities. Develop new digital business strategies for tomorrow through emerging technologies, including data analytics, artificial intelligence, quantum computing, or blockchain, by collaborating with multidisciplinary teams

Name: Tim Whalen

Tim Whalen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Pharmacy Operations
  Dates of Service: April 11, 2020 - Present
  Responsibilities: Managing the day to day operations of the pharmacy fulfillment business and expansion across Arizona. Tim is currently paid a salary of 100k annually

Other business experience in the past three years:

- **Employer:** AZ Key Realty
  Title: Licensed Real Estate Agent
  Dates of Service: October 01, 2020 - Present
  Responsibilities: Part-time real estate agent.

Other business experience in the past three years:

- **Employer:** Keller Williams Realty, Inc.
  Title: Licensed Real Estate Agent
  Dates of Service: June 01, 2017 - October 01, 2020
  Responsibilities: Real estate agent.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Non-Voting Common Stock should only be undertaken by persons whose financial

resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. We could fail to achieve the growth rate we expect even with additional investments We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment. Our new products could fail to achieve the sales traction we expect Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A nonvoting common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the

securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best

estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for ordering prescription medication. Our revenues are therefore dependent upon the market for prescription medication.

Minority Holder; Securities with No Voting Rights
The Class A NonVoting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Please note this stock also has a voting proxy attached, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
LitonRX was formed on May 25, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LitonRx has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that digital pharmacy is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is

possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on LitonRX or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on LitonRX could harm our reputation and materially negatively impact our financial condition and business.

We could fail to achieve the growth rate we expect even with additional investments.
We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

Our new products could fail to achieve the sales traction we expect
Our growth projections are based on an assumption that we will be able to successfully launch a lower riced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The Company's CEO currently owns other businesses.
The Company's CEO currently is on the Board and is a managing partner of other businesses, please refer to his Directors & Officers section entry for further details. Currently, Mr Anand spent approximately 80% of his time focusing on the company. He is the key personnel for the business as it gets up and running while other team members are part-time or consulting for the company currently. Once the company has raised more funds it plans to hire more full-time employees.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Pankaj Jain	9,660,000	Class B Voting Common Stock	38.64%
Kishlay Anand	10,677,500	Class B Voting Common Stock	42.71%

The Company's Securities

The Company has authorized Class A Non-Voting Common Stock, Class B Voting Common Stock, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Class A Non-Voting Common Stock.

Class A Non-Voting Common Stock

The amount of security authorized is 29,662,500 with a total of 4,662,500 outstanding.

Voting Rights

There are no voting rights associated with Class A Non-Voting Common Stock.

Material Rights

Voting Rights of Securities Sold in this Offering. Please note this class of securities does not have voting rights however, in addition, an investor will be agreeing to a voting proxy. See below.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class B Voting Common Stock

The amount of security authorized is 20,337,500 with a total of 20,337,500 outstanding.

Voting Rights

Except as otherwise required by the General Corporation Law of Delaware, the holders of the Class B Voting Common Stock shall possess exclusively all voting power of the corporation, and each holder of Class B Voting Common Stock shall have one vote in respect of each share held by him, her, or it of record on the books of the corporation for the election of directors and on all matters submitted to a vote of stockholders of the corporation.

Material Rights

There are no material rights associated with Class B Voting Common Stock.

Convertible Promissory Note

The security will convert into Commom units and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $1,050,000.00
Maturity Date: December 31, 2021
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Qualified financing/Maturity date conversion

Material Rights

There are no material rights associated with Convertible Promissory Note.

What it means to be a minority holder

As a minority holder of Class A nonvoting common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,050,000.00
  Use of proceeds: SALES, MARKETING, TECHNOLOGY DEVELOPMENT
  Date: July 31, 2021
  Offering exemption relied upon: 506(c)

- **Name:** Units
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 24,390
  Use of proceeds: Business development. Please note this sale was conducted

prior to the conversion from an LLC to a C-Corp.
Date: March 01, 2022
Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We started operations in 2021 and focused on investing capital into assets that would be needed to operate 4 pharmacies, including rent, and build out costs. We also invested into marketing to build up the business and needed licensing and permits to enable the practice of pharmacy.

Revenue

Revenue for fiscal year 2022 year to date is at $909,672 vs $565,295 for fiscal 2021. As a result of more focus on gowing our market share, and growing our patient base.

Cost of Goods Sold

Cost of goods sold has been $778,578 ytd vs $504,650 in 2021.

Gross margins

Gross margins have increased at a higher rate versus revenue due to the increased sales of generics and more profitable drug reimbursements and access to more pharmacy networks.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of LitonMD. SG&A in 2022 ytd is at $489,477 compared to $535,486 from 2021. Approximately $35,000 of this increase was due to increased compensation and benefits costs. The Company hired three employees in 2022, all under operations.

Historical results and cash flows:

Our historical focus has been on investing into Capital expenditures and investors should expect continued focus on capital expenditures. In 2020, we made over $500k in revenue and we reinvested this cash back into the business. As of 8/31/2022 we have earned over $900k in revenue and are continuing our focus on increasing revenue and also pushing to launch LitonMD.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has the following capital resources availble: $70,000 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign factor into our financial resources as critical for operations because this will enable us to run the operational costs for the company, along with expansion and IT investments in further developing our digital offering.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the funds from this campain are not necessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Once we reach out minimum raise, we will have enough funds to operate for 5 years.

How long will you be able to operate the company if you raise your maximum funding goal?

If we reach our Maximum offering amount, we currently estimate we will be able to operate the company as is for more than 5 years. We are currently generating revenue as well.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have not contemplated any additional future sources of capital at this time.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $25,000,000.00

Valuation Details:

The company determined its valuation based on an analysis of our current revenue for 2021 and 2022. The valuation is 10x our annual revenue based on our 2022 trajectory of $2.5M in revenue for this year. Please refer to our forward-looking information legend below and our risk factors section in regards to the use of our projections. In 2022, as of 8/31/22, we have achieved $909,672 in revenue. This also required a cost of goods sold of $778,578 and a Net Profit of -$358,383. We are basing these assumptions for the next 4 months on the following: (a) increase our current monthly revenue by 2x for September (110k 2x = 220k) due to our 2nd pharmacy and (b) with the launch of our product LitonMD this fall we expect our end of year monthly revenue to be at approximately $350k. In addition to the pharmacy revenue, we have our proprietary LitonMD platform and app which is a differentiator in the digital pharmacy space. Our patients value the distinctiveness that we offer, reinforced by our 91% retention rate. We also have a robust pipeline including the launch of LitonMD which would offer a subscription-based model on unlimited consultation and free medication, starting locally and expanding to all states by Q1 2023.

Based on the above, we set our valuation internally, without a formal-third party independent evaluation.

Disclaimers

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and; (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,050,000.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS CONCERNING FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  10.0%
  Use the fund for marketing for both our B2C and B2B segments.

- *Research & Development*
  10.0%
  For continuous technology development

- *Company Employment*
  20.0%
  For expanding the team

- *Operations*
  20.0%
  for Sales and operations

- *Working Capital*
  18.0%
  For cushion to expand

- *Inventory*
  16.5%
  For solid inventory base

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  11.5%
  for B2B and B2C

- *Research & Development*
  15.0%
  FOR CONTINOUS TECHNOLOGY DEVELOPMENT

- *Company Employment*
  15.0%
  EXPAND THE TEAM

- *Operations*
  15.0%
  FOR OPERATIONS

- *Working Capital*
  18.0%
  Increasing the cash flow.

- *Inventory*
  20.0%
  FOR SOLID INVENTORY

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.litonrx.com (under other section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/liton-rx

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR LitonRx, Inc.

[See attached]

LITON RX LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Liton Rx LLC
Chandler, Arizona

We have reviewed the accompanying financial statements of Liton Rx LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 27, 2022
Los Angeles, California

LITON RX LLC LC
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2021**	**2020**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 506,175	$ 16,451
Acccounts Receivable, net	71,879	-
Inventory	52,400	11,400
Total current assets	**630,454**	**27,851**
Property and Equipment, net	96,507	-
Intangible Assets	75,000	-
Total assets	**$ 801,961**	**$ 27,851**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 27,000	$ -
Credit Cards	8,675	3,422
Total current liabilities	**35,675**	**3,422**
Total liabilities	**35,675**	**3,422**
MEMBERS' EQUITY		
Members' Equity	766,287	24,429
Total Members' Equity	**766,287**	**24,429**
Total Liabilities and Members' Equity	**$ 801,961**	**$ 27,851**

See accompanying notes to financial statements.

LITON RX LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 518,090	$ -
Cost of Goods Sold	471,419	-
Gross profit	46,671	-
Operating expenses		
General and Administrative	495,458	58,337
Sales and Marketing	26,544	11,517
Total operating expenses	522,002	69,854
Operating Income/(Loss)	(475,331)	(69,854)
Interest Expense	41,501	-
Other Loss/(Income)	13,530	-
Income/(Loss) before provision for income taxes	(530,361)	(69,854)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (530,361)**	**$ (69,854)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**-**
Capital Contribution		94,283
Net income/(loss)		(69,854)
Balance—December 31, 2020	**$**	**24,429**
Capital Contribution		1,272,219
Net income/(loss)		(530,361)
Balance—December 31, 2021	**$**	**766,287**

See accompanying notes to financial statements.

LITON RX LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(530,361)	$	(69,854)
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(71,879)		
Inventory		(41,000)		(11,400)
Accounts payable		27,000		
Credit Cards		5,253		3,422
Net cash provided/(used) by operating activities		**(610,988)**		**(77,832)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(96,507)		-
Purchases of Intangible Assets		(75,000)		-
Net cash provided/(used) in investing activities		**(171,507)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Members contribution		1,272,219		94,283
Net cash provided/(used) by financing activities		**1,272,219**		**94,283**
Change in cash		489,724		16,451
Cash—beginning of year		16,451		-
Cash—end of year	**$**	**506,175**	**$**	**16,451**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	41,501	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Liton RX LLC was formed on May 25, 2018, in the state of Arizona. The financial statements of Liton RX LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chandler, Arizona.

LitonRx is an independent pharmacy that serves the community by providing customer services, cheapest prices, and free prescription delivery.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $265,175 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes.

Intangible Assets

Intangibles include trademark. Trademark costs are indefinite lived.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its prescription services and other related billable pharmacy services.

Cost of sales

Costs of sales include the cost of goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $26,544 and $11,517, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 27, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	52,400	-
Total Inventory	**$ 52,400**	**$ -**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Construction in progress	$ 96,507	$ -
Property and Equipment, at Cost	**96,507**	**-**
Accumulated depreciation	-	-
Property and Equipment, Net	**$ 96,507**	**$ -**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021 was in the amount of $0.

5. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,	2021	2020
Trademark	$ 75,000	$ -
Intangible assets, at cost	**75,000**	**-**
Accumulated amortization	-	-
Intangible assets, Net	**$ 75,000**	**$ -**

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021	
Member's name	**Ownership percentage**
DAAN Investment Services LLLP	43.1%
VBS, LLC	39.0%
NDTCO as custodian FBO Ish Singla Roth IRA	4.2%
Sharma-Chaturvedi Family Trust	4.4%
iHealth-Nextgen, LLC	7.7%
Kadakia Family Trust dated Nov 4, 2014	1.7%
TOTAL	**100.0%**

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

On August 22, 2018, the Company entered into a lease agreement with AVD Land 2 LLC to rent premises in Chandler, Arizona. The lease ends on October 31, 2023, and the base rent is $1,753.

On January 1, 2021, the Company entered into a lease agreement with Cedar West Capital LLC to rent premises in Cedar Hills Shopping center. The lease ends on December 31, 2022, and the base rent is $1,250.

On February 1, 2021, the Company entered into a lease agreement with Satkar Investment LLC. The lease ends on January 31, 2026, and the base rent starts from $1,607 per month.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	55,672
2023		37,561
2024		20,438
2025		1,706
Thereafter		-
Total future minimum operating lease payments	**$**	**115,377**

Rent expenses were in the amount of $42,165 and $10,933 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 27, 2022, which is the date the financial statements were available to be issued.

On January 12, 2022, the Company received $100,000 from one of its members, Vikram Kapur.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $475,331, an operating cash flow loss of $610,988, and liquid assets in cash of $506,175, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Liton Rx

Digital Solutions for Your Prescription


LitonRx
Digital Solution to your Prescription
Redefining the pharmacy experience

Website · Chandler, AZ · PHARMACEUTICAL

We believe our healthcare and pharmacy model is broken. Join in our mission to make healthcare and pharmacy affordable and convenient. At LitonRx, we believe in solving this by focusing on the 3 C's of Care, Convenience and Cost through digital enablement. LitonRx offers an affordable digital pharmacy and subscription based concierge virtual care services. Our product, LitonMD, is currently in development and will be coming soon to the market.

$0.00 raised

0 Investors	$25M Valuation
$1.00 Price per Share	$500.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.24M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- In our view, the current delivery and pharmacy model is broken, and we believe that healthcare needs to be affordable and convenient.
- We've designed contemporary digital health and prescription services that address key issues including price transparency, convenience and affordability. We provide concierge Physician and Medications on a low monthly subscription model.
- Healthcare is approximately 20% of US GDP (source). The pharmaceuticals market is estimated to grow from $336 Billion to potentially $505 Billion by 2023 across developed markets (source). We see this as a hot space and consumers are adopting digital health services much faster post COVID.

OVERVIEW

Redefining the pharmacy experience

We're in a new era in digital health, and to us, that means filling prescriptions shouldn't be a hassle. At **LitonRx**, we provide a fast, affordable, digital alternative to waiting in line at the pharmacy. Through our subscription-based virtual concierge care and pharmacy fulfillment services, we offer free same-day delivery of covered formulary prescription medications. With Providers and Pharmacists just a click away, we help save time and money for those seeking care. LitonMD, is a product sub-brand of LitonRX. LitonMD is currently in development and expected to launch to the market soon.


We provide a

We consider ourselves a digital health and pharmacy with a heartbeat. Our mission is to provide price transparency, improve medication access and adherence, and empower our community for better healthcare. With this, we thrive on our connection with providers, pharmacists and patients, and unlike competition, we aim to put patients at the center of our approach.

The Problem & our Solution

We believe to be disrupting a fragmented Pharma market with care, convenience, and cost


Cost
Transparent and affordable monthly subscription and formulary pricing

In today's challenges, we see the inverse relationship of increasing cost and lower health outcomes through difficulty with access to medications, and a lack of price transparency, education, and communication between Pharma and Providers.

As a digital health service, we believe LitonRx brings these proximities closer to better healthcare through our cost-effective model and concierge service, LitonMD.

Care: Delivering 24/7 virtual concierge care to patients - digitally keeping pharmacists in touch.

Convenience: Full preauthorization support, with same-day home delivery

Cost: Transparent and affordable monthly subscription and formulary pricing - including a competitor's price match guarantee

Our monthly subscription model for LitonMD is $75 a month (50% margin), and that along with retail sales are the two key sources of revenue.

THE MARKET & OUR TRACTION

In 2020, Pharmacy spending nearly doubled (source)

With that, it makes sense that the market is estimated to grow from $336 billion to potentially $505 Billion by 2023 across developed markets (source).

Because we focus on the connection between pharmacists, providers, and those seeking care - we feel we have huge market potential with little competition. When it comes to our traction, we have...

- Opened 4 pharmacy locations
- Granted patients access to our provider network to deliver 24/7 virtual care
- Expanded licensing to provide pharmacy services to 5 states

And we are anticipating...

- Nationwide services by Q1 2023
- Launching LitonMD services Q4 2022


LitonRx
Digital Solution to your Prescription
Granted patients access to our provider network delivering virtual care 24/7
Anticipating the launch of LitonMD services Q4 2022
Aiming to be licensed in all 50 states Q4 2023

WHY INVEST

We believe the LitonRx solution impacts every touchpoint - a potential win for all stakeholders

We believe to be entering a hot space with a growing market and clear digital needs. To us, it is apparent that there is an increase in consumers that are seeking and adopting digital health services for convenience and immediate attention to their needs. In our view, LitonRx is on track for growth and is anticipated to expand in an additional 31 states by the end of the calendar year.

Overall, our digital technology aims to streamline the prescription process for patients, providers, and payers, making it a win-win for everyone involved. Invest today, and help us build a future of more accessible, transparent digital care.

Meet Our Team



Kishlay Anand

CEO & President

Experienced and Visionary Healthcare leader with passion for Innovation.

Founder and President of Apricus Health, an innovative tech enabled value based services organization which aligns 3 P's in Healthcare; Physicians, Payors and Patients.

Founder and CEO

AKOS, www.AkosMD.com, is an innovative value based integrated care delivery platform with significant ROI for Employers with decreased medical costs, early return to work, lower premiums and timely care for their employees.

Currently, Mr Anand spent approximately 80% of his time focusing on the company and 20% of his time focusing on his other businesses. Please refer to our risk factors and the Directors & Officers section of our offering materials for further details.



Pankaj Jain

Co-Founder, Treasurer, Director, Advisor (Part-Time)

Dr. Pankaj Jain MD, F.A.A.P, F.A.C.C, is a compassionate physician, visionary entrepreneur and philanthropist. He is a double board-certified Pediatrician and Pediatric Cardiologist.

Dr. Jain has an extensive experience in medical field working in multiple countries (India, U.A.E., Canada and US) for over 20 years, which makes him a distinguished physician. Dr. Jain is an emerging entrepreneur, and gained valuable experience in business by investing in multiple small businesses and startups. Additionally, he provides advice in his family's overseas business operations, now in its third generation of business. Dr. Jain is humanitarian, committed to uplifting society. He also participates in multiple charity health camps to provide awareness and medical care to unprivileged society.



Ravi Juvvala

Chief Technology Officer (Part-Time)

Ravi is a technology architect who builds and manages enterprise solutions. He is a business-focused technology leader with a successful history of leveraging technology to drive innovation and growth. From startups to the most established global companies, he is experienced at driving and managing change while generating improvements in top line revenue, operational efficiencies and competitive advantage. Ravi brings 20+ years of expertise leading and architecting cloud solutions, AI, data analytics, and machine learning for various Fortune 500 clients.



Tim Whalen

Director of Pharmacy Operations

Tim has over 25 years of experience in pharmacy management. He started his pharmacy career with Walgreens in 1997 with their management program while on break from his pharmacy studies at Broward College and Nova Southeastern University. He began his pharmacy management career in South Florida. Tim has also worked as a Regional Manager where he was responsible for multiple pharmacies across several states before joining LitonRx in October of 2020.



Robin Hohenstern

Pharmacist in Charge

Robin graduated from North Dakota State University and has over 30 years experience as a pharmacist. She has worked in many different practice settings, but community pharmacy is her passion.

Offering Summary

Company	:	LitonRx, Inc.
Corporate Address	:	2080 N Dobson Road # 3, Chandler, AZ 85226
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,235,000.00
Minimum Investment Amount (per investor)	:	$500.00

Terms

Offering Type	:	Equity
Security Name	:	Class A nonvoting commom stocks
Minimum Number of Shares Offered	:	10,000
Maximum Number of Shares Offered	:	1,235,000
Price per Share	:	$1.00
Pre-Money Valuation	:	$25,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $500 within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest $500 within the first 6 days and receive 10% bonus shares.

Early Bird Bonus

Invest $500 within the first 9 days and receive 5% bonus shares.

Amount-Based:

$5,000+ | Tier 1

Invest $5,000+ and receive access to a private Facebook Group + 1% Bonus Shares.

$10,000+ | Tier 2

Invest $10,000+ and receive access to a private Facebook Group + 2% Bonus Shares.

$25,000+ | Tier 3

Invest $25,000+ and receive access to a private Facebook Group + 5% Bonus Shares.

$50,000+ | Tier 4

Invest $50,000+ and receive access to a private Facebook Group + 10% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Liton Rx will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment". Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Our current healthcare and pharmacy model is broken.

Healthcare is approximately 20% of US GDP . The pharmaceuticals market is estimated to grow from $336 Billion to potentially $505 Billion by 2023 across developed markets.

We see this as a hot space as consumers are adopting digital health services much faster post-COVID-19.

LitonRx offers an affordable subscription-based concierge virtual care services and digital pharmacy via LitonMD platform

We've designed contemporary digital health and prescription services that address key issues including price transparency, affordability, and convenience.

"We believe in solving this by focusing on the 3 C's of Care, Convenience and Cost through digital enablement and providing concierge Physician and Medications on a low monthly subscription model.

Did you know? The average monthly health insurance cost is $456 per individual & $1,152 per family.

With LitonMD's Virtual Concierge Care, you get access to single, couple, & family care services with unlimited visits & free medications.

"No more co-pay & insurance hassles! Just access Virtual Concierge Care service in 4 easy steps:

Sign Up

Choose Virtual Concierge Care Service

Connect with the right provider through care coordinator for virtual consultation

Get prescription medications delivered via LitonRx Pharmacy right to your doorstep on the same day for free"

Subscribe appropriate LitonMD's Virtual Concierge Care plan that suits your needs.

"Wondering why you should choose LitonMD?

Our end to end complete healthcare solution, from virtual consultation to free prescription delivery, can save 80-90% of healthcare costs."

So, get started with LitonMD Virtual Concierge Care Plan & experience accessible care from wherever you are!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

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Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "LITON RX, INC." FILED IN THIS OFFICE ON THE EIGHTH DAY OF JULY, A.D. 2022, AT 8:24 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1895

6901772 8100F
SR# 20222935484

Authentication: 203867436
Date: 07-08-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:24 AM 07/08/2022
FILED 08:24 AM 07/08/2022
SR 20222935484 - File Number 6901772

CERTIFICATE OF INCORPORATION
OF
LITON RX, INC.

First: The name of the Corporation is: Liton RX, Inc.

Second: Its registered office in the State of Delaware is to be located at:

3500 S. Dupont Highway
Dover, County of Kent, DE 19901

The registered agent in charge thereof is:

GKL Registered Agents of DE, Inc.

Third: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth:

(a) The total number of shares of all classes of capital stock that the corporation is authorized to issue is Fifty Million (50,000,000) shares of common stock, consisting of (a) twenty-nine million six hundred sixty-two thousand and five hundred (29,662,500) shares of Class A Non-Voting Common Stock, par value of $0.00001 per share and (b) twenty million three hundred thirty-seven thousand and five hundred (20,337,500) shares of Class B Voting Common Stock, par value of $0.00001 per share.

(b) *Voting Rights.*

(i) *Class A Non-Voting Common Stock.* Except as otherwise required by the General Corporation Law of Delaware, shares of Class A Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the corporation.

(ii) *Class B Voting Common Stock.* Except as otherwise required by the General Corporation Law of Delaware, the holders of the Class B Voting Common Stock shall possess exclusively all voting power of the corporation, and each holder of Class B Voting Common Stock shall have one vote in respect of each share held by him, her, or it of record on the books of the corporation for the election of directors and on all matters submitted to a vote of stockholders of the corporation.

Fifth: The name and mailing address of the incorporator are as follows:

Kishlay Anand
2080 N. Dobson Rd., #3

Chandler, AZ, 85224

Sixth: The Corporation is to have perpetual existence.

Seventh: To the furthest extent permitted by the General Corporation Law of Delaware, the Corporation is authorized to provide indemnification of, and advancement of expenses to, director, officers, employees, other agents of the Corporation and any other persons to which the General Corporation Law of Delaware permits the corporation to provide indemnification. No director will be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except as provided for in Section 102(b)(7) of the Delaware Code as now in force or as afterwards amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time or the repeal or modification.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this __7th__ day of ____July______, 2022.

By: *Kishlay Anand*

Kishlay Anand, Incorporator

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 15 min read



author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on September 19, 2022.

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Reasons to Invest

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Reasons to Invest

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LitonRx
LitonRx | *Digital Solutions for Your Prescription*
https://litonrx.com/

Description of Business
We believe our healthcare and pharmacy model is broken. Join in our mission to make healthcare and pharmacy affordable and convenient. At LitonRx, we believe in solving this by focusing on the 3 C's of Care, Convenience and Cost through digital enablement. LitonRx offers an affordable digital pharmacy and subscription based concierge virtual care services. Our product, LitonMD, is currently in development and will be coming soon to the market.

Reasons to Invest

- In our view, the current delivery and pharmacy model is broken, and we believe that healthcare needs to be affordable and convenient.
- We've designed contemporary digital health and prescription services that address key issues including price transparency, convenience and affordability. We provide concierge Physician and Medications on a low monthly subscription model.
- Healthcare is approximately 20% of US GDP (source). The pharmaceuticals market is estimated to grow from $336 Billion to potentially $505 Billion by 2023 across developed markets (source). We see this as a hot space and consumers are adopting digital health services much faster post COVID.

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Kishlay Anand: CEO & President, LinkedIn
Pankaj Jain: Co-Founder & Advisor (Part-time), LinkedIn

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Reasons to Invest

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https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.
- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased

by nearly 40% in the past year alone (source).

- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Certaintio
Certaintio | *Package, protect and display multi-asset NFTs*
https://www.certaintio.com

Description of Business
Certaintio is developing comprehensive protection solutions for the NFT market. Using blockchain-based technologies, we aim to be one of the leaders in the movement to create verifiable, secure multi-asset NFTs that are protected against alteration and duplication. We are currently in the pre-revenue research and development stage, with the core of our technology already completed and patented.

Reasons to Invest:

- With our technology, sophisticated multi-asset NFTs can be packaged, protected, and displayed using our patented single-file process.
- We believe Certainto may become one of the early movers building the protection and authenticity layer that will become essential for the NFT market's long-term growth.
- We plan to give our technology the ability to integrate with established NFT exchanges to provide a "one stop shop" for NFT creation and marketplace transactions.

Team
Brian Howell: Chief Technology Officer, LinkedIn
William Agush: Chief Executive Officer, LinkedIn

MJoose, Inc.
MJoose | *Signal-Boosting Smartphone Cases*
https://mjoose.com

Description of Business
MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*

value of $448B.

- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*

- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

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WHY I INVEST IN
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Kevin O'Leary (aka Mr. Wonderful)
September 9, 2022

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